# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Select Medical Holdings Corporation, CIK 0001320414
CUSIP: 81619Q105
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 4714 Gettysburg Road, Mechanicsburg, Pennsylvania (PA), 17055
Date of event which requires filing of this statement: 07/01/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000950157-26-000218
Filed by CIK 0000918697
Persons authorized to receive notices and communications: Robert A. Ortenzio, c/o Select Medical Holdings Corporation, 4714 Gettysburg Road, P.O. Box 2034, Mechanicsburg, Pennsylvania (PA), 17055, (717) 972-1100

## Reporting persons
- ORTENZIO ROBERT A (CIK 0000918697): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- JACKSON MARTIN F: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Estate of Rocco A. Ortenzio: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001
Name of issuer: Select Medical Holdings Corporation
Address of issuer's principal executive offices: 4714 Gettysburg Road, Mechanicsburg, Pennsylvania (PA), 17055
Comment: This Schedule 13D constitutes Amendment No. 3 to the Schedule 13D filed as of November 24, 2025 (the "Original Schedule 13D"), which relates to the Common Stock shares, par value $0.001 (the "Shares"), issued by Select Medical Holdings Corporation (the "Issuer"). The Issuer's principal executive office is located at 4714 Gettysburg Road, Mechanicsburg, Pennsylvania 17055.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented to incorporate the following:

Closing

On June 30, 2026, the Issuer announced the consummation of the transactions contemplated by the Merger Agreement. Effective July 1, 2026, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Rollover Shares, Shares owned by Parent or the Issuer (as treasury stock or otherwise) or any of their respective direct or indirect wholly-owned subsidiaries as of immediately prior to the Effective Time or Shares for which appraisal rights have been demanded properly in accordance with Section 262 of the General Corporation Law of the State of Delaware), was converted into the right to receive $16.50 per share in cash, without interest. The Shares were suspended from trading on the New York Stock Exchange (the "NYSE") effective as of the opening of trading on July 1, 2026. The NYSE has filed a Notification of Removal from Listing and/or Registration on Form 25 to delist the Shares and terminate the registration of all Shares under Section 12(b) of the Exchange Act.

The description of the consummation of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 99.4 to Amendment No. 2 and is incorporated by reference into this Item 4. A copy of the press release issued by the Issuer on June 30, 2026, announcing the closing of the Merger is filed as Exhibit 99.20 to this Amendment No. 2 and is incorporated by reference into this Item 4.

Amended and Restated Rollover Agreements

On June 30, 2026, the Reporting Persons entered into amended and restated rollover agreements (each, an "Amended and Restated Rollover Agreement") with Parent and Stallion Group Parent, LP ("Group Parent"), pursuant to which each of the Rollover Holders has agreed, subject to the terms and conditions set forth therein, that, immediately prior to the closing of the Merger, all or a portion of such Rollover Holder's Rollover Shares shall be contributed to Parent in exchange for an equivalent amount of shares of common stock of Parent (the "Parent Interests") and then, subsequently, such Rollover Holder will exchange its Parent Interests to Group Parent for an equivalent amount of equity interests in Group Parent (such contribution and exchange, the "Rollover"). Aside from the amended structure of the Rollover described in the preceding sentence, the terms Amended and Restated Rollover Agreements remain substantially identical in all material respects to the Rollover Agreements as previously disclosed. This summary of the Amended and Restated Rollover Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended and Restated Rollover Agreements, copies of which are filed as Exhibits 99.13, 99.14, 99.15, 99.16, 99.17, 99.18 and 99.19 to this Amendment No. 3 and are incorporated by reference into this Item 4.

This Amendment No. 3 constitutes an exit filing of the Reporting Persons in respect of the Shares previously reported as beneficially owned by the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of Shares beneficially owned by each Reporting Person is as follows:

Robert A. Ortenzio

Amount of Shares beneficially owned: 0; Percentage: 0%.

Martin F. Jackson

Amount of Shares beneficially owned: 0; Percentage: 0%.

The Estate of Rocco A. Ortenzio

Amount of Shares beneficially owned: 0; Percentage: 0%.
Number of shares as to which each person has sole or shared power to vote or dispose:
Robert A. Ortenzio

Mr. Ortenzio may be deemed to have (i) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 0 Shares and (ii) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 0 Shares.

Martin F. Jackson

Mr. Jackson may be deemed to have (i) the sole power to vote or to direct the vote of and to dispose or direct the disposition of 0 Shares and (ii) the shared power to vote or to direct the vote of and to dispose or direct the disposition of 0 Shares.

The Estate of Rocco A. Ortenzio

The Estate of Rocco A. Ortenzio may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 0 Shares.
Transactions in the class effected during the past sixty days: Except as described herein, no transactions in Issuer Stock were affected by, or with respect to, the Reporting Persons within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 4, and 5 (a)-(b) is hereby incorporated by reference in this Item 6. The descriptions of the any contracts, arrangements, understandings, or relationships in Items 4, and 5(a)-(b) in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such documents and descriptions and are hereby incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following documents are filed as exhibits:

Item 7 of the Original Schedule 13D is hereby amended and supplemented to incorporate the following exhibits:

Exhibit
No. Description
--------- ---------------

99.13 Amended and Restated Rollover Agreement, dated June 30, 2026, by and between Parent, Group Parent and Robert A. Ortenzio

99.14 Amended and Restated Rollover Agreement, dated June 30, 2026, by and between Parent, Group Parent and Martin F. Jackson

99.15 Amended and Restated Rollover Agreement, dated June 30, 2026 by and between Parent, Group Parent and the Rocco A. Ortenzio Revocable Trust, DTD 8-14-2007, As Amended

99.16 Amended and Restated Rollover Agreement, dated June 30, 2026, by and between Parent, Group Parent and the Robert A. Ortenzio April 2014 Trust for Kevin M. Ortenzio

99.17 Amended and Restated Rollover Agreement, dated June 30, 2026 by and between Parent, Group Parent and the Robert A. Ortenzio April 2014 Trust for Madeline G. Ortenzio

99.18 Amended and Restated Rollover Agreement, dated June 30, 2026 by and between Parent, Group Parent and the Robert A. Ortenzio Descendants Trust

99.19 Amended and Restated Rollover Agreement, dated June 30, 2026, by and between Parent, Group Parent and the Robert A. Ortenzio April 2014 Trust for Bryan A. Ortenzio

99.20 Press Release, dated June 30, 2026 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Select Medical Holdings Corporation with the SEC on July 1, 2026).

## Signatures
- ORTENZIO ROBERT A: /s/ Robert A. Ortenzio, Robert A. Ortenzio (07/01/2026)
- JACKSON MARTIN F: /s/ Martin F. Jackson, Martin F. Jackson (07/01/2026)
- Estate of Rocco A. Ortenzio: /s Robert A. Ortenzio, Robert A. Ortenzio, Authorized Signatory (07/01/2026)